February 11, 2025

Yuen Yi Young
Chairwoman and Director
Pitanium Limited
30F, Gravity, 29 Hing Yip Street
Kwun Tong, Kowloon, Hong Kong

       Re: Pitanium Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 3, 2025
           CIK No. 0002046573
Dear Yuen Yi Young:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Draft Registration Statement on Form F-1 submitted February 3, 2025
General

1. Please file your exhibits in proper text-searchable format, including exhibits 10.11 and 10.12. Refer to Item 301 of Regulation S-T.
 February 11, 2025
Page 2

       Please contact Tayyaba Shafique at 202-551-2110 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Andrei Sirabionian, Esq.